VIA EDGAR TRANSMISSION

April 23, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Paramount Energy Trust Form F-3 (File No. 333-142258)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Paramount Energy Trust (“PET”) requests the withdrawal of PET’s Registration Statement on Form F-3, file number 333-142258 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2007.  The Registration Statement is being withdrawn because the filing agent used the wrong EDGAR tag lines. PET intends to file a new registration statement with the Commission shortly using the correct EDGAR tag lines. No sales of PET securities have been or will be made pursuant to the Registration Statement filed with the Commission on April 20, 2007.

If you have any questions, please contact Chris Strong, Corporate Counsel, Paramount Energy Trust at (403) 269-4407.

Sincerely,

PARAMOUNT ENERGY TRUST, by its administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
	Name:	Cameron R. Sebastian
	Title:	Vice President, Finance and Chief Financial Officer